Exhibit 99.1

AZURE POWER GLOBAL LIMITED
COMPANY NO: 127946 C1/GBL
NOTICE OF ANNUAL MEETING

TIME:	03 PM (India Standard time)
DATE:	30 September 2022
PLACE:	5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi-110017

This Notice of Annual Meeting should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Annual Meeting, please do not hesitate to contact the Company Secretary on +230 454 3200.

Exhibit 99.1

CONTENTS

1.Notice of Annual Meeting (setting out proposed resolutions)

2.Explanatory Statement (explaining the proposed resolutions)

Exhibit 99.1

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an Annual Meeting of Azure Power Global Limited (the “Company”) will be held at 5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi-110017, at 03:00 PM (India Standard Time) on 30 September 2022.

The Explanatory Statement to this Notice of Annual Meeting provides additional information on matters to be considered at the Annual Meeting. The Explanatory Statement and the proxy form are part of this Notice of Annual Meeting.

AGENDA

1.ORDINARY BUSINESS
1.1	To consider the re-appointment of the auditor of the Company and fix their remuneration, and in this regard, to consider and if thought fit, to pass the following resolution as an ordinary resolution.

1.1.1

“RESOLVED THAT the re-appointment of Ernst & Young (“EY Mauritius”) of 9th Floor Nexteracom Tower 1, Cybercity, Ebene, Mauritius as the independent auditor of the Company for the fiscal year ending March 31, 2023, be and is hereby approved; and that the Company’s Board of Directors be and is hereby authorized to fix such independent auditor’s remuneration.”

1.2	To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

1.2.1	“RESOLVED THAT Mr. Deepak Malhotra be and is hereby re-elected as a director on the Company’s Board of Directors.”

1.3	To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

Exhibit 99.1

1.3.1	“RESOLVED THAT Mr. M. S. Unnikrishnan be and is hereby re-elected as a director on the Company’s Board of Directors”.

1.4	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

2.	SPECIAL BUSINESS

2.1	To ratify the appointment of Ms. Christine Ann Mc Namara as a Director of the Company and to pass the following resolution as a special resolution:

2.1.1“RESOLVED THAT the appointment of Ms. Christine Ann Mc Namara as a director of the Company be ratified.”

2.2	To ratify the appointment of Ms. Delphine Voeltzel as a Director of the Company and to pass the following resolution as a special resolution:

2.2.1“RESOLVED THAT the appointment of Ms. Delphine Voeltzel as a director of the Company be ratified.”

2.3	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

2	RECORD DATE

The Board of Directors of the Company has fixed the close of business on 02 September 2022 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof.

3	HOW TO VOTE

Exhibit 99.1

If you are a holder of our equity shares on the Record Date, you are cordially invited to attend the Annual Meeting in person. The business at the Annual Meeting affects your shareholding and your vote is important.

3.2.1	Voting in person

To vote in person, attend the Annual Meeting on the date and at the place set out above. Any shareholder who attends the meeting in person is deemed to have accepted any short notice, if applicable, for this meeting.

3.2.2	Voting by proxy

To vote by proxy, please complete and sign the proxy form enclosed. The proxy form can be sent by email at headoffice@aaa.com.mu or delivered in person to:

AAA Global Services Ltd, 1st Floor, The Exchange, 18 Cybercity, Ebene, Mauritius.

The proxy form must be received by the Company Secretary not later than 5:00 p.m. (India local Time) on 29 September 2022.

Your proxy form is enclosed as a separate document.

Please note that:

(a)	A shareholder may exercise the right to vote either by being present in person or by proxy.

(b)	A proxy for a shareholder may attend and be heard at the meeting of shareholders as if the proxy was the shareholder.

(c)

A proxy shall be appointed by notice in writing signed by the shareholder or by his attorney as duly authorized in writing or, in case of a corporate shareholder, either under its seal or under the hand of an officer, attorney or other person authorized to sign on behalf of the corporate shareholder. The

Exhibit 99.1

notice shall state whether the appointment is for a particular meeting or a specified term.

(d)	(i) No proxy shall be effective in relation to a meeting unless a copy of the notice of appointment is produced before the start of the meeting.

(ii) Any power of attorney or other authority under which the proxy is signed or notarized certified copy shall also be produced.

(iii) A proxy form shall be sent with each notice calling a meeting of the Company.

(e)

A body corporate which is a shareholder may appoint a representative to attend a meeting of shareholders on its behalf in the same manner as that in which it could appoint a proxy. The body corporate will be required to use the proxy form for this purpose. The terms “corporate representative” and “proxy” are being used interchangeably in this document.

(f)	Any shareholder who has appointed a proxy for the meeting prior to the set deadline is deemed to have accepted any short notice, if applicable, for this meeting.

3.2.3	Voting by Internet

To vote by Internet, please go to the secure website www.investorvote.com/tickersymbol or scan the QR code on the proxy card, and follow the steps outlined on the website.

4CHAIRMAN’S VOTING INTENTIONS

If the Chairman of the Annual Meeting is appointed as proxy or may be appointed by default, and the shareholder does not direct the proxy how to vote in respect of any resolution, the Chairman intends to vote in favor of all the resolutions.

5 EXPLANATORY STATEMENT

The accompanying Explanatory Statement forms part of this Notice of Annual Meeting and should be read in conjunction with it.

DATED:

BY ORDER OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

………………………………………………….

AAA GLOBAL SERVICES LTD

COMPANY SECRETARY

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

Exhibit 99.1

Exhibit 99.1

EXPLANATORY STATEMENT TO SHAREHOLDERS
AZURE POWER GLOBAL LIMITED
COMPANY NO: 127946 C1/GBL

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the shareholders of the Company in connection with the business to be conducted at the Annual Meeting to be held at 5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi-110017, at 03:00 PM (India Standard Time) on 30 September 2022.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to shareholders in deciding whether or not to pass the resolutions in the Notice of Annual Meeting.

Exhibit 99.1

1.	ORDINARY BUSINESS

1.	RECOMMENDING THE RE-APPOINTMENT OF ERNST & YOUNG AS THE AUDITOR TILL THE CONCLUSION OF THE ANNUAL MEETING OF 2023

The Directors would like your approval concerning the re-appointment of Ernst & Young (“EY Mauritius”) as the auditor of Azure Power Global Limited until the conclusion of the Annual Meeting 2023.

2.	SPECIAL BUSINESS

Exhibit 99.1

1.	APPOINTMENT OF MS. CHRISTINE ANN MC NAMARA

The Board of Directors has resolved on 08 February 2022 to appoint Ms. Christine Ann Mc Namara as Director of the Company. The Company is now seeking the Shareholders’ approval to proceed with the ratification of the appointment of Ms. Christine Ann Mc Namara as new Director of the Company.

2.	APPOINTMENT OF MS. DELPHINE VOELTZEL

The Board of Directors has resolved on 11 May 2022 to appoint Ms. Delphine Voeltzel as Director of the Company. The Company is now seeking the Shareholders’ approval to proceed with the ratification of the appointment of Ms. Delphine Voeltzel as new Director of the Company.

Exhibit 99.1

By mail:	All Correspondence to: AAA Global Services Ltd 1st Floor, The Exchange, 18 Cybercity Ebene, Mauritius headoffice@aaa.com.mu
By fax:	+230 454 3202
By phone:	+230 454 3200

YOUR VOTE IS IMPORTANT

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your proxy or corporate representative. If you wish to appoint someone other than the Chair of the Annual Meeting as your proxy please write the full name of that individual. If you leave the section blank, or your named proxy does not attend the meeting, the Chair of the Annual Meeting will be your proxy. A proxy need not be a shareholder of the company.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your shares will be voted in accordance with such direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

STEP 3 SIGN THE FORM

The form must be signed as follows:

Individual: This form must be signed by the security holder.

Joint Holding: where the holding is in more than one name, all the security holders should sign.

Power of Attorney: to sign under a Power of Attorney, attach a certified copy of the Power of Attorney to this form when you return it.

Companies: this form must be signed jointly with either another Director or a Company Secretary. Where the Company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 05:00 PM (India local time) on 29 September 2022.

Any proxy form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged by sending the form to:

By email headoffice@aaa.com.mu

By mail       AAA Global Services Ltd

1st Floor, The Exchange, 18           Cybercity, Ebene, Mauritius

……………………………..

In person   Mr. Warren Bignoux

……………………………

……………………………

Attending the Annual Meeting

If you wish to attend the meeting, please bring this form along with an identification document with you to assist registration.

Exhibit 99.1

Exhibit 99.1

PROXY FORM

STEP 1 APPOINT A PROXY

I/We………………………………………. of ………………………………………. being shareholders of the above named company hereby appoint ………………………………………. or failing him/her ………………………………………. of ………………………………………. or failing him/her the Chairman of the meeting as my/our Proxy to vote for me/us at the meeting of the company to be held on [… ] at [….] pm (India local time) and at any adjournment of the meeting.

Signed this………………………………………. day of ……………………………………….

STEP 2 VOTING DIRECTIONS * If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands

For	Against	Abstain*

Exhibit 99.1

Resolution 1.1.1	Re-appointment of Ernst & Young (“EY Mauritius”) as the independent auditor of the Company (the "Auditor") for the fiscal year ending March 31, 2023, and fix their remuneration

Resolution 1.2.1	Re-election of Mr. Deepak Malhotra as a director on the Company’s Board of Directors

Resolution 1.3.1	Re-election of Mr. M. S. Unnikrishnan as a director on the Company’s Board of Directors

Resolution 2.1.1	To approve and ratify the appointment of Ms. Christine Ann Mc Namara as a director of the Company

Resolution 2.2.1	To approve and ratify the appointment of Ms. Delphine Voeltzel as a director of the Company

STEP 3 SIGNATURE OF SHAREHOLDERS This form must be signed to enable your directions to be implemented.

Signature Shareholder	If joint holding, shareholder 2	If joint holding, shareholder 3

Exhibit 99.1

Contact Name………………………… Capacity ………………………… On behalf of ……………………...	Contact Daytime Telephone………………………	Date………………………